Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2008, Genta Incorporated. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of Genta Incorporated
(the Company), effective at the opening of the trading session on July 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(03). The Company was notified of the Staffs determinations on January 7, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined to transfer the Company from the Global to the Capital Market and continue the listing subject to certain conditions and so notified the Company in decisions dated March 26, 2008 and on April 22, 2008. When the
Company was unable to meet those conditions, the Panel determined to delist the Companys shares for failure to comply with the following Marketplace Rule: 4450(a)(03), and so notified the Company on May 2,2008. Trading in the Companys securities was suspended on May 6, 2008.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 16, 2008.